UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Medicine Man Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

584680106

(CUSIP Number)

April 20, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 584680106

1	Names of Reporting Persons James E. Parco
2	Check the Appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,699,252[1]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,699,252[1]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,699,252[1]
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 6.38%[2]
12	Type of reporting person (see instructions) IN

[1]

Includes 1,421,877 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) held by James E. Parco and 1,277,375 shares of Common Stock held by his wife, Pamela S. Parco (collectively, the “Shares”).

[2]

The Shares beneficially owned by Mr. Parco and Ms. Parco represent 6.38% of the Issuer’s outstanding shares of Common Stock based on 42,331,595 shares of Common Stock outstanding as of May 10, 2021, as reported on its Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021.

SCHEDULE 13G

CUSIP No. 584680106

1	Names of Reporting Persons Pamela S. Parco
2	Check the Appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,699,252[3]
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,699,252[3]

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,699,252[3]
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 6.38%[4]
12	Type of reporting person (see instructions) IN

[3]

Includes 1,277,375 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) held by Pamela S. Parco and 1,421,877 shares of Common Stock held by her husband, James E. Parco (collectively, the “Shares”).

[4]

The Shares beneficially owned by Ms. Parco and Mr. Parco represent 6.38% of the Issuer’s outstanding shares of Common Stock based on 42,331,595 shares of Common Stock outstanding as of May 10, 2021, as reported on its Form 10-Q for the quarter ended March 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021.

Item 1.

(a)	Name of Issuer:

Medicine Man Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4880 Havana Street, Suite 201

Denver, Colorado 80239

Item 2.

(a)	Name of Person Filing:

James E. Parco

Pamela S. Parco

(b)	Address of Principal Business Office or, if None, Residence:

19105 Forest View Road, Monument, CO 80132

(c)	Citizenship

United States

(d)	Title and Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP No.

584680106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Reference is made as to each Reporting Person hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G.

Each Reporting Person hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with the other Reporting Person hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

/s/ James E. Parco
James E. Parco

/s/ Pamela S. Parco
Pamela S. Parco

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Medicine Man Technologies, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: June 25, 2021
/s/ James E. Parco
James E. Parco

Date: June 25, 2021
/s/ Pamela S. Parco
Pamela S. Parco